SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 25, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips convenes the 2019 Annual General Meeting of Shareholders”, dated March 25, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of March, 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

March 25, 2018

Philips convenes the 2019 Annual General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convenes the 2019 Annual General Meeting of Shareholders (AGM) and publishes the agenda with explanatory notes. The agenda includes proposals to re-appoint Frans van Houten as President/CEO and member of the Board of Management, and Abhijit Bhattacharya as member of the Board of Management fulfilling the role of CFO. The AGM agenda also includes proposals to re-appoint David Pyott as a member of the Supervisory Board with immediate effect, and to appoint Elizabeth Doherty as a member of the Supervisory Board per August 1, 2019.

Ms Doherty is a senior finance executive with 30 years of international finance experience in large multi-national organizations across a range of industries. She has extensive operational experience in international consumer and retail businesses, specifically with branding, marketing and online sales. Her expertise will be invaluable in view of Philips’ transformation into a customer-centric solutions company focused on health technology across the personal health and professional healthcare domains.

As previously reported, Heino von Prondzynski, whose third term will expire at the end of the AGM 2019, and Jackson Tai, whose second term will expire, will step down as members of the Supervisory Board.

Furthermore, the agenda includes the proposal to re-appoint Ernst & Young Accountants LLP as the external auditor of Philips. The AGM will be held at the Hotel Okura Amsterdam (Ferdinand Bolstraat 333, Amsterdam) on Thursday May 9, 2019, beginning at 14:00 hours CET.

Click here to view the complete agenda with explanatory notes, the Annual Report 2018 (which was published on February 26, 2019), the binding nominations, as well as all other documents related to the AGM, including the new services agreements between the company and each of Mr Van Houten and Mr Bhattacharya.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail: steve.klink@philips.com

March, 2019

Page: 2

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2018 sales of EUR 18.1 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.